Fourth Quarter 2018
Financial Review





ZIONS BANCORPORATION

January 22, 2019

Forward-Looking Statements; Use of Non-GAAP Financial Measures

Forward Looking Information

These materials include forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Statements in the attached presentation that are based on other than historical information or that express Zions Bancorporation's expectations regarding future events or determinations are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect, among other things, our current expectations, all of which are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, market trends, industry results or regulatory outcomes to differ materially from those expressed or implied by such forward-looking statements.

Without limiting the foregoing, the words "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "might," "plans," "projects," "should," "would," "targets," "will" and the negative thereof and similar words and expressions are intended to identify forward-looking statements. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about future financial and operating results. Actual results and outcomes may differ materially from those presented, either expressed or implied, in the presentation. Important risk factors that may cause such material differences include, but are not limited to, the actual amount and duration of declines in the price of oil and gas; Zions' ability to meet operating leverage goals; the rate of change of interest sensitive assets and liabilities relative to changes in benchmark interest rates; the ability of the Bank to achieve anticipated benefits from its recently completed merger. These risks, as well as other factors, are discussed in the Bank's most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (SEC) and available at the SEC's Internet site (https://www.sec.gov/). In addition, you may obtain documents filed with the SEC by the Bank free of charge by contacting: Investor Relations, Zions Bancorporation, N.A., One South Main Street, 11th Floor, Salt Lake City, Utah 84133, (801) 844-7637. Except as required by law, Zions Bancorporation, N.A. specifically disclaims any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

Use of Non-GAAP Financial Measures:

This document contains several references to non-GAAP measures, including pre-provision net revenue and the "efficiency ratio," which are common industry terms used by investors and financial services analysts. Certain of these non-GAAP measures are key inputs into Zions' management compensation and are used in Zions' strategic goals that have been and may continue to be articulated to investors. Therefore, the use of such non-GAAP measures are believed by management to be of substantial interest to the consumers of these financial disclosures and are used prominently throughout the disclosures. A full reconciliation of the difference between such measures and GAAP financials is provided within the document, and users of this document are encouraged to carefully review this reconciliation.

ZIONS BANCORPORATION

Fourth Quarter 2018 Financial Highlights

Continued strong PPNR growth and improved profitability

- ✓ **EPS:** Diluted earnings per share increased from the year-ago period, to $1.08 in 4Q18 from $0.54
  - Tax reform had a significant positive impact on earnings during 2018
  - Notable items that are operating but believed to be infrequent included:
    - $0.02 per share benefit in 4Q18 related to tax planning items impacted by the Tax Cut and Jobs Act
    - $0.22 per share charge in 4Q17 for a revaluation of the deferred tax asset due to the Tax Cut and Jobs Act
    - $0.04 per share charge in 4Q17 for a larger contribution to the Bank's charitable foundation

- ✓ **Adjusted pre-provision net revenue [1]:** Strong growth of 13% over year-ago period, even after excluding a $12 million one-time charitable expense a year ago
  - Year-over-year adjusted revenue [1] increased 7%
  - Continued control of noninterest expense

- ✓ **"Simple, Easy, Fast" initiative:**
  - Efficiency ratio was 57.8% in 4Q18, an improvement from 61.6% in the year ago period
  - Noninterest expense (NIE) increased 0.5% from the year ago period; adjusted NIE[1] increased 0.7%

- ✓ **Loans & Deposits:**
  - Period-end loan balances increased more than 4% from the prior year; average loan balances also increased 4% due to increases in commercial and consumer loans, while commercial real estate loans were generally stable
  - Average deposits increased about 4% from the prior year
  - Cost of total deposits increased 22 basis points compared to the prior year, to 35 bps from 13 bps

- ✓ **Credit quality:** Credit quality continued to improve materially over the past year
  - Classified loans declined 38% and nonperforming loans declined 39%, from prior year
  - Net credit recoveries were 7 bps in the fourth quarter and 4 bps over the past 12 months

- ✓ **Return on Tangible Common Equity was 14.5%, up from 7.4% in the prior year**

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation tables.

ZIONS BANCORPORATION

Diluted Earnings per Share

Earnings per share increased 100% over the prior year, assisted by strong positive operating leverage and tax reform



- Diluted earnings per share increased to $1.08 in 4Q18 from $0.54 in the year-ago period and included the following infrequent items:
  - *4Q18 of $0.02 per share benefit from: tax planning items related to the Tax Cut and Jobs Act*
  - *3Q18 of $0.04 per share benefit from: interest recoveries of greater than $1 million per loan, a negative provision for credit losses, and from truing up FDIC premiums*
  - *2Q18 of $0.01 benefit from: interest recoveries of greater than $1 million per loan*
  - *1Q18 of $0.21 per share benefit from: interest recoveries greater than $1 million per loan and a negative provision for credit losses*
  - *4Q17 of $0.28 per share charge from: the revaluation of the deferred tax asset as a result of the Tax Cut and Jobs Act, the larger contribution to the Bank's charitable foundation, and a negative provision for credit losses*

ZIONS BANCORPORATION

Adjusted Pre-Provision Net Revenue

Year-over-year 13% improvement (excluding 4Q17 charitable contribution)



($mm)

$147 — 4Q14
$175 — 4Q15
$217 — 4Q16
$259 — 4Q17
$265 — 1Q18
$270 — 2Q18
$291 — 3Q18
$305 — 4Q18

+108% from 4Q14

- Adjusted pre-provision net revenue [1]:
  - Up 18% over the past year and 108% since 4Q14 and up 5% from 3Q18
  - Excluding the $12 million charitable contribution in the year-ago quarter, PPNR increased 13%
  - 3Q18, 2Q18 and 1Q18 included $3 million, $1 million and $11 million, respectively, of interest income recoveries where the interest recoveries were greater than $1 million per loan

- Results primarily attributable to:
  - Loan and deposit growth
  - Deposit pricing discipline
  - The effect of higher benchmark interest rates on earning assets
  - Expense control

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table.

ZIONS BANCORPORATION

Credit Quality

Strong and improving credit quality

- **Key Credit Metrics:**
  - *Classified loans (1.5% of loans)*
    - Declined 38% from the prior year
    - Declined 11% from the prior qtr
  - *NPAs+90[1] (0.6% of loans + OREO) were*
    - Declined 42% from the prior year
    - Declined 14% from prior qtr
  - *Annualized net loan **recoveries** of:*
    - 0.07% in 4Q18
    - 0.04% over the last 12 months

- **Allowance for credit losses**
  - 118 basis points of total loans and leases
  - 2.2x coverage of NPAs up from 1.4x coverage a year ago
  - 0.8x of classified loans compared with 0.5x a year ago
  - Strong coverage of trailing 12 month gross charge-offs (8 years)



Credit Quality Ratios

Trailing 12 month net loan recoveries/loans: 0.04%

- NCOs / Loans (ann.)
- Classified / Loans
- NPAs +90/ Loans + OREO
- ACL / Loans

1) Nonperforming assets plus loans that were ≥ 90 days past due.
Note: Net Charge-offs/Loans ratio is annualized for all periods shown

ZIONS BANCORPORATION

Leveraged Lending

Significantly lower concentration than regional banks surveyed by Moody's

- In the Moody's 2018 Regional Bank Survey, [1] Zions' leveraged lending balances were $0.7 billion
  - At June 30, 2018, Zions' exposure was 12% of tangible common equity [2]
  - The average and median exposure of the 38 regional banks in Moody's study was 19% and 15% of tangible common equity,[2] respectively
  - Leveraged loans were defined by Moody's using the FDIC definition but using a cutoff of >4.0x Total Debt/EBITDA

Leveraged Lending Exposure

As a percent of Moody's Definition of Tangible Common Equity

As of June 30, 2018


12%
15%
19%
ZION
Median Regional Banks
Average Regional Banks

(1) Moody's definition of tangible common equity includes partial credit for non-common equity (hybrid) instruments: https://www.moodys.com/researchdocumentcontentpage.aspx?docid=PBC_1125264; Moody's report on regional banks and leverage lending exposure: https://www.moodys.com/researchdocumentcontentpage.aspx?docid=PBC_1146377

ZIONS BANCORPORATION

Tech Initiatives On the Horizon: Digital and Simplification Investments



Investments seek to improve the customer experience while simplifying our processes

COMMERCIAL	SMALL BUSINESS	AFFLUENT	CONSUMER

CLIENT EXPERIENCE & ENGAGEMENT

Treasury Internet Banking 2.0 *2018-2019*
$10B demand deposits
$100MM fee income

Digital Business Loan Application *2019*
$2B loan balances
4,000 applications

Digital Mortgage Loan Application *2019*
$2.5B funding
4,000 applications

Online and Mobile Banking Replacement *2020*
$35B deposits
~750,000 accounts

Small Business and Consumer Digital Account Opening *2016-2020*

Deposit Product Simplification *2016-2020*
1.5 million accounts

Public Website Relaunch *2018-2019*
3 million visits per month

FUTURECORE & ENABLING TECHNOLOGIES

Relationship Manager Mobile Enablement *2017-2020*

Automation Center of Excellence

FutureCore Release 1 & 2 *2017-2019*
Consumer, C&I, and commercial real estate lending core system replacement

ZIONS BANCORPORATION

2019-2020 Objectives:

Growth through simplification and focus

- **Demonstrate positive operating leverage by:**
  - Achieving broad based loan growth; major loan portfolios within acceptable concentration limits
  - Noninterest income growth initiatives
  - Managing noninterest expense growth linked to revenue growth, profitability and digital delivery strategies
  - Achieving greater sales volumes and revenue growth through enhanced use of data
- **Target high single digit annual percentage growth rate for pre-provision net revenue**
- **Demonstrate reduced volatility in financial performance than previously experienced**
- **Implement technology upgrade and digital strategies, automation and simplification of front, middle and back office processes**
- **Increase the Return *on* and *of* Capital**
  - Maintain top quartile credit risk profile and superior risk management posture leading to increasing returns ***of*** capital
- **Execute on our Community Bank Model – doing business on a "Local" basis**

9

ZIONS BANCORPORATION





Balance Sheet Profitability

Zions' profitability continues to improve

Return on Assets
0.57%
0.68%
0.88%
0.74%
1.45%
1.19%
1.33%
1.34%
4Q14
4Q15
4Q16
4Q17
1Q18
2Q18
3Q18
4Q18
Return on Tangible Common Equity
5.0%
6.2%
8.4%
7.4%
15.5%
12.4%
14.2%
14.5%
4Q14
4Q15
4Q16
4Q17
1Q18
2Q18
3Q18
4Q18

Results for 4Q18, 3Q18, 2Q18, 1Q18 and 4Q17 includes previously mentioned infrequent items

Net Interest Income

Growth due to combination of wider net interest margin and loan growth



($mm)

$526 $542 $548 $565 $576

Up 10% YoY

4Q17   1Q18   2Q18   3Q18   4Q18

- Up 10% over the year-ago period, to $576 million

- 3Q18, 2Q18 and 1Q18 results include the previously mentioned interest income recoveries of greater than $1 million

- Majority of the increase attributable to:
  - Increase of short-term benchmark interest rates
  - Loan growth
  - Disciplined deposit pricing
  - Growth in average noninterest-bearing demand deposits

ZIONS BANCORPORATION

Net Interest Income Drivers: Average Loan and Deposit Growth

Deposit growth achieved even with the rising interest rate environment with a modest incremental cost

- Average loans held for investment: +4% over the year-ago period
- Average deposits: +4% over the year-ago period





ZIONS BANCORPORATION

Net Interest Income Drivers: Loan Growth

Moderate to strong loan growth achieved in certain targeted growth categories

Year-over-Year Loan Balance Growth
Total Loans: +4%



Note: circle size indicates relative proportion of loan portfolio as of 4Q18.

Year over year:

- Loan growth predominantly in Residential Mortgage (1-4 Family), Owner Occupied, Municipal and Oil & Gas

- Decline of 11% in NRE and 1% in term CRE accounted for approximately $235 million of attrition

Over the next four quarters, we expect moderate total loan growth, driven by:

- Moderate to strong growth in 1-4 Family, Municipal, C&I and Owner-Occupied loans

- Stable to moderate growth in oil and gas and CRE

- Moderately declining NRE

Note: National Real Estate (NRE) is a line of business of Zions Bank (a division of Zions Bancorporation, N.A.) with a focus on small business loans with low LTV ratios, which generally are consistent with SBA 504 program parameters. "Other" loans includes certain consumer loans such as credit cards and homeowner construction.

ZIONS BANCORPORATION

Net Interest Income Drivers: Yields and Costs

Expansion of NIM reflects a higher loan yield with only a moderate increase in funding costs

Net Interest Margin (NIM)



Relative to the *prior quarter*, the

- NIM: +4 bps to 3.67%
  - Year-over-year NIM beta [1] : +22%
- Yield on loans: +8 bps to 4.79%
  - Year-over-year loan beta: +50%
- Yield on securities: +18 bps to 2.46%
  - Due to reduced premium amortization vs. prior quarter; new securities purchased at accretive yields
- Cost of total deposits: +7 bps to 0.35%
  - Year-over-year beta was 23%
- Cost of funds (the cost of total deposits and borrowed funds): +9 bps to 0.54%
  - Year-over-year beta was 29%

> *A significant source of NIM expansion is the increasing value of noninterest-bearing DDA in the rising interest rate environment*

(1) Beta refers to the increase in yield/cost of loans/deposits as a percent of the increase in the target federal funds rate

ZIONS BANCORPORATION

Noninterest Income

Some headwinds due to higher interest rates

Customer-Related Fee Income [1]



($mm)
$127
$123
$125
$125
$128
4Q17
1Q18
2Q18
3Q18
4Q18

- Customer-related fee income up 1% from the year ago period, primarily due to increases in:
  - Loan commitment fees
  - Cards – business and personal
  - Interest rate swap sales and capital markets income
  - Trust and wealth management income
- Decreases include:
  - Account analysis fees
  - Loan syndication fees
    - FY18 vs. FY17 showed an increase of about 40%, although quarterly numbers can be somewhat volatile
  - Mortgage lending fees

(1) Reflects total customer-related noninterest income, which excludes items such as fair value and non-hedge derivative income, securities gains (losses), and other items, as detailed in the Noninterest Income table located in the earnings release.

ZIONS BANCORPORATION

Noninterest Expense



($mm)

+0.5% YoY

	4Q17	1Q18	2Q18	3Q18	4Q18
NIE (GAAP)	$417	$412	$428	$420	$419
Adjusted NIE (Non-GAAP)	$415	$419	$420	$416	$418

- Total noninterest expense was flat from the year-ago period

- Adjusted noninterest expense[1] up 0.7% from the year-ago period due to:
  - Increases in salaries, bonuses and benefits as a result of the recent tax reform, stronger profitability and income levels and additional employees, occupancy, advertising, professional and legal services
  - Declines in FDIC premiums and furniture, equipment and software)

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table.

ZIONS BANCORPORATION

Efficiency Ratio

Substantial improvement since 2014 driven by both revenue growth and expense control



74.1%
69.6%
64.5%
61.6%
61.3%
60.9%
58.8%
57.8%
4Q14
4Q15
4Q16
4Q17
1Q18
2Q18
3Q18
4Q18

- The efficiency ratio(1) in 4Q18 was 57.8%
- The FY 2018 efficiency ratio was 59.6%, compared to 62.3% in 2017
- Adjusted net revenue growth: +7.3% from the year ago period
- Adjusted noninterest expense growth: +0.7%
- Committed to further improvement of the efficiency ratio

(1) Defined as noninterest expenses as a percentage of net revenue, adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation table.

(2) Interest income recoveries noted were at least $1 million per loan

ZIONS BANCORPORATION

Next 12-Month Financial Outlook (4Q19E vs. 4Q18A)

	Outlook	Comments
Loan Balances	**Slightly - Moderately Increasing**	• Outlook recognizes increased competition from non-bank lenders
Net Interest Income	**Moderately Increasing**	• Assumes the benefit of the December 2018 increase in the federal funds rate but no additional rate hikes • Assumes slightly declining securities portfolio balances
Loan Loss Provision	**Modest**	• Expect quarterly loan loss provisions to be modest
Customer-Related Fees	**Slightly Increasing**	• Customer-related fees excludes securities gains, dividends
Adjusted Noninterest Expense	**Slightly Increasing**	• FY19 adjusted NIE expected to increase slightly (low single digit rate of growth) relative to FY18 (base of $1,671 million)
Tax Rate	**Stable**	• The effective tax rate for FY19 is expected to be approximately 23%, *including* the effects of stock-based compensation[1]

(1) ASU 2016-09 went into effect January 1, 2017 and now requires the difference between income tax accounting and U.S. GAAP accounting for stock compensation to be recognized in the income statement instead of as a direct adjustment to equity.

ZIONS BANCORPORATION

Appendix

- Financial Results Summary

- Impact of Warrants

- Loan Growth by Bank Brand and Loan Type

- Interest Rate Sensitivity

- GAAP to Non-GAAP Reconciliation

ZIONS BANCORPORATION

Financial Results Summary

Solid and improving fundamental performance

(Dollar amounts in millions, except per share data)	Three Months Ended December 31, 2018	Three Months Ended September 30, 2018	Three Months Ended December 31, 2017
Earnings Results:			
Diluted Earnings Per Share	$ 1.08	$ 1.04	$ 0.54
Net Earnings Applicable to Common Shareholders	217	215	114
Net Interest Income	576	565	526
Noninterest Income	140	136	139
Noninterest Expense	419	420	417
Pre-Provision Net Revenue (1)	305	291	259
Provision for Credit Losses	6	(11)	(12)
Ratios:			
Return on Assets(2)	1.34 %	1.33 %	0.74 %
Return on Common Equity(3)	12.4 %	12.1 %	6.3 %
Return on Tangible Common Equity(3)	14.5 %	14.2 %	7.4 %
Net Interest Margin	3.67 %	3.63 %	3.45 %
Yield on Loans	4.79 %	4.71 %	4.30 %
Yield on Securities	2.46 %	2.28 %	2.14 %
Average Cost of Total Deposits(4)	0.35 %	0.28 %	0.13 %
Efficiency Ratio (1)	57.8 %	58.8 %	61.6 %
Effective Tax Rate	22.1 %	23.6 %	52.5 %
Ratio of Nonperforming Assets to Loans, Leases and OREO	0.55 %	0.64 %	0.93 %
Annualized Ratio of Net Loan and Lease Charge-offs to Average Loans	(0.07) %	(0.01) %	0.11 %
Common Equity Tier 1 Capital Ratio	11.7 %	12.1 %	12.1 %

(1) Adjusted for items such as severance, provision for unfunded lending commitments, securities gains and losses and debt extinguishment costs. See Appendix for GAAP to non-GAAP reconciliation tables.
(2) Net Income before Preferred Dividends or redemption costs used in the numerator
(3) Net Income Applicable to Common used in the numerator
(4) Includes noninterest-bearing deposits

20

ZIONS BANCORPORATION

Impact of Warrants

Potential dilution is expected to be slight to moderate, depending upon future stock price

- Zions has 29 million warrants (Nasdaq: ZIONW) outstanding which are currently in the money and expire on May 22, 2020

- Dilution is calculated using the treasury method of accounting, which relies upon the following assumptions:
  - Warrants are exercised at the beginning of the period
  - Issuer uses proceeds from exercise to repurchase shares at the average market price during period (which equaled $46.61 in 4Q18)
  - Net shares issued = shares issued from warrant exercise – shares repurchased

Dilutive Impact Sensitivity

Reflects potential dilution given various <u>average</u> common stock share prices over any given period



Note: Analysis utilizes current warrant strike price and warrant multiplier. For more details, please see Zionsbancorporation.com → Stock Information → Warrant Information, or the prospectus supplement from September 2010, which can be found on the SEC's website.

ZIONS BANCORPORATION

Loan Growth by Bank Brand and Loan Type

Year over Year Loan Growth (4Q18 vs. 4Q17)

(in millions)	Zions Bank	Amegy	CB&T	NBAZ	NSB	Vectra	CBW	Other	Total
C&I (ex-Oil & Gas)	192	(546)	359	26	71	38	22	-	162
Owner occupied (ex-NRE)	189	108	77	28	20	(2)	24	-	444
Energy (Oil & Gas)	(16)	319	-	(2)	-	6	4	-	311
Municipal	52	78	71	17	5	82	43	42	390
CRE C&D	124	(59)	9	29	28	25	9	-	165
CRE Term (ex-NRE)	34	(186)	34	79	16	34	(68)	-	(57)
National Real Estate (NRE)	(178)	-	-	-	-	-	-	-	(178)
1-4 Family	116	318	2	27	(7)	43	14	1	514
Home Equity	24	41	36	22	19	9	9	-	160
Other	(28)	26	7	5	(5)	15	4	(1)	23
Total net loans	**509**	**99**	**595**	**231**	**147**	**250**	**61**	**42**	**1,934**

Linked Quarter Loan Growth (4Q18 vs. 3Q18)

(in millions)	Zions Bank	Amegy	CB&T	NBAZ	NSB	Vectra	CBW	Other	Total
C&I (ex-Oil & Gas)	137	(109)	318	(16)	32	(36)	(17)	-	309
Owner occupied (ex-NRE)	19	30	15	68	3	(2)	4	-	137
Energy (Oil & Gas)	(2)	106	-	(1)	-	-	-	-	103
Municipal	30	62	(11)	4	9	(6)	8	2	98
CRE C&D	22	(117)	(9)	(39)	19	11	3	-	(110)
CRE Term (ex-NRE)	12	79	161	17	1	1	(59)	-	212
National Real Estate (NRE)	(49)	-	-	-	-	-	-	-	(49)
1-4 Family	24	79	(9)	(6)	2	16	6	25	137
Home Equity	3	13	20	(3)	13	(2)	9	-	53
Other	7	(13)	8	8	(2)	6	(2)	2	14
Total net loans	**203**	**130**	**493**	**32**	**77**	**(12)**	**(48)**	**29**	**904**

Note: National Real Estate (NRE) is a division of Zions Bank with a focus on small business loans with low LTV ratios, which generally are in line with SBA 504 program parameters. "Other" loans includes municipal and other consumer loan categories. Totals shown above may not foot due to rounding.

ZIONS BANCORPORATION

Interest Rate Sensitivity and Historical Deposit Beta

Zions remains moderately asset sensitive, with a loan profile that is weighted towards a one-year reset

Net Interest Income Sensitivity

Modeled Annual Change in a +200bps Interest Rate Environment[1]	
Δ in NII	5%
Assumed Beta of Total Deposits	35%

Short Term Resets or Maturities *(loans only)*	Percent of Loans	Hedges (swaps, floors)	Net Percentage of Portfolio [2]
Prime and 1M Libor	47%	-1%	46%
2-3M Libor	4%	--	4%
4-12M Libor	4%	--	4%
Other Lns <12 months	7%	0.3%	7%
Longer-term Resets or Maturities			
1-5 years	25%	--	25%
5+ years	13%	--	13%

Historical Deposit Betas	4Q18 vs 3Q18	4Q18 vs 4Q17	4Q18 vs 3Q15
Interest Bearing Deposit Beta	40%	41%	22%
Total Deposit Beta	22%	23%	12%
Total Funding Beta	30%	29%	14%

Zions and the peer median experienced a cumulative 42% and 45% deposit beta during the 2004-2005 rising interest rate period, respectively; for the first 200 bps the beta for Zions and Peers was 19% and 24%, respectively

[1] This 12-month simulated impact using a static-sized balance sheet and a parallel shift in the yield curve, does not contemplate changes in fee income that is amortized in interest income (e.g. premiums, discounts, origination points and costs) and is based on statistical analysis relating pricing and deposit migration to benchmark rates (e.g. LIBOR, U.S. Treasuries).

[2] Net percentage column sums to less than 100% due primarily to 1% of total loans that have interest rate floors which are in the money (floor rate > index+spread rate); these $0.45 billion of loan balances with floors have a weighted average "in the money" amount of less than 50 bps. After giving effect to potential future rate hikes, loans with floors would no longer be subject to the floors and would begin to reset with the relevant indices and therefore the 99% total at December 31, 2018 would increase to/towards 100%. Because the dates at which the floors would no longer be in effect are not certain (subject to future Federal Reserve monetary policy decisions), the timing of such cannot be reflected in the chart.

Source: Company filings and SNL Financial

ZIONS BANCORPORATION

GAAP to Non-GAAP Reconciliation

(Amounts in millions)		4Q18	3Q18	2Q18	1Q18	4Q17
Efficiency Ratio						
Noninterest expense (GAAP) [1]	(a)	$ 419	$ 420	$ 428	$ 412	$ 417
Adjustments:						
Severance costs		2	2	1	-	1
Other real estate expense		-	1	-	-	-
Provision for unfunded lending commitments		(1)	-	7	(7)	(1)
Debt extinguishment cost		-	-	-	-	-
Amortization of core deposit and other intangibles		-	-	-	-	1
Restructuring costs		-	1	-	-	1
Total adjustments	(b)	1	4	8	(7)	2
Adjusted noninterest expense (non-GAAP)	(a) - (b) = (c)	418	416	420	419	415
Net Interest Income (GAAP)	(d)	576	565	548	542	526
Fully taxable-equivalent adjustments	(e)	6	5	5	5	9
Taxable-equivalent net interest income (non-GAAP)	(d) + (e) = (f)	582	570	553	547	535
Noninterest income (GAAP) [1]	(g)	140	136	138	138	139
Combined income	(f) + (g) = (h)	722	706	691	685	674
Adjustments:						
Fair value and nonhedge derivative income (loss)		(3)	-	-	1	-
Equity securities gains (losses), net		2	(1)	1	-	-
Total adjustments	(i)	(1)	(1)	1	1	-
Adjusted taxable-equivalent revenue (non-GAAP)	(h) - (i) = (j)	723	707	690	684	674
Pre-provision net revenue (PPNR), as reported	(h) – (a)	$ 303	$ 286	$ 263	$ 273	$ 257
Adjusted pre-provision net revenue (PPNR)	(j) - (c)	**$ 305**	**$ 291**	**$ 270**	**$ 265**	**$ 259**
Efficiency Ratio [1]	(c) / (j)	**57.8 %**	**58.8 %**	**60.9 %**	**61.3 %**	**61.6 %**

ZIONS BANCORPORATION

GAAP to Non-GAAP Reconciliation

$ In millions except per share amounts		4Q18	3Q18	2Q18	1Q18	4Q17
Pre-Provision Net Revenue (PPNR)						
(a)	**Total noninterest expense** [(1)]	$419	$420	$428	$412	$417
	LESS adjustments:					
	Severance costs	2	2	1	-	1
	Other real estate expense	-	1	-	-	-
	Provision for unfunded lending commitments	(1)	-	7	(7)	(1)
	Debt extinguishment cost	-	-	-	-	-
	Amortization of core deposit and other intangibles	-	-	-	-	1
	Restructuring costs	-	1	-	-	1
(b)	*Total adjustments*	*1*	*4*	*8*	*(7)*	*2*
(a-b)=(c)	**Adjusted noninterest expense**	**$418**	**$416**	**$420**	**$419**	**$415**
(d)	Net interest income	576	565	548	542	526
(e)	Fully taxable-equivalent adjustments	6	5	5	5	9
(d+e)=(f)	Taxable-equivalent net interest income (TENII)	582	570	553	547	535
(g)	Noninterest Income	140	136	138	138	139
(f+g)=(h)	**Combined Income**	**$722**	**$706**	**$691**	**$685**	**$674**
	LESS adjustments:					
	Fair value and nonhedge derivative income (loss)	(3)	-	-	1	-
	Securities gains (losses), net	2	(1)	1	-	-
(i)	*Total adjustments*	*(1)*	*(1)*	*1*	*1*	*-*
(h-i)=(j)	**Adjusted revenue**	**$723**	**$707**	**$690**	**$684**	**$674**
(j-c)	**Adjusted pre-provision net revenue (PPNR)**	**$305**	**$291**	**$270**	**$265**	**$259**
Net Earnings Applicable to Common Shareholders (NEAC)						
(k)	Net earnings applicable to common	217	215	187	231	114
(l)	Diluted Shares	199,048	205,765	209,247	210,243	209,681
	GAAP Diluted EPS	1.08	1.04	0.89	1.09	0.54
	PLUS Adjustments:					
	Adjustments to noninterest expense	1	4	8	(7)	2
	Adjustments to revenue	(1)	(1)	(1)	(1)	-
	Tax effect for adjustments (25% for 2019, 38% prior periods)	-	1	(2)	2	(1)
	Preferred stock redemption	-	-	-	-	-
(m)	Total adjustments	-	4	5	(6)	1
(k+m)=(n)	**Adjusted net earnings applicable to common (NEAC)**	**217**	**219**	**192**	**225**	**115**
(n)/(l)	Adjusted EPS	1.08	1.06	0.92	1.07	0.55
(o)	Average assets	67,025	66,374	66,505	66,366	65,697
(p)	Average tangible common equity	5,923	6,009	6,057	6,045	6,203
Profitability						
(n)/(o)	Adjusted Return on Assets *(Annualized)*	1.28%	1.31%	1.16%	1.37%	0.70%
(n)/(p)	Adjusted Return on Tangible Common Equity *(Annualized)*	14.5%	14.4%	12.7%	15.1%	7.4%
(c)/(j)	Efficiency Ratio	57.8%	58.8%	60.9%	61.3%	61.6%

ZIONS BANCORPORATION